ATEL 15, LLC
600 California Street, 6th Floor
San Francisco, California 94108-2733

July 28, 2011

BY EDGAR AND OVERNIGHT DELIVERY

Ms. Pamela A. Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	ATEL 15, LLC (the “Company”) Pre-Effective Amendment No. 1 to Registration Statement on Form S-1 SEC File No. 333-174418

Dear Ms. Long:

Concurrently with this letter, we are filing pre-effective amendment no. 1 to the above referenced registration statement.

The Company, in connection with the staff’s review of the above referenced filing and its responses to staff comments, hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ATEL 15, LLC

By:  ATEL Managing Member, LLC,
        Manager

By:  /s/ Paritosh K. Choksi
Paritosh K. Choksi,
Chief Operating Officer and
Chief Financial Officer